EXHIBIT 4.38
Second Amendment
To The
Savings & Profit Sharing Plan for Employees of
First Interstate BancSystem, Inc.
     1. Recitals. Section 16.1 of the Savings & Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. (the “Plan”) gives First Interstate BancSystem, Inc., as the Plan Sponsor, the right to amend the Plan at any time. The Board of Directors of the Plan Sponsor delegated authority to the FIBS Benefits Committee (the “Committee”) to take any action with respect to the Plan to the extent that such action does not result in additional funding obligations for the Plan Sponsor. The Committee hereby amends the Plan to change the maximum investment in stock.
     2. Amendment of Plan. The following Amendment to the Plan is adopted effective July 17, 2009, which is the date the Committee met and approved the amendment to the Plan.
(A)	Subparagraph (d) of Section 10.2 shall be amended to read in its entirety as follows:
(d)	Maximum Investment in Stock Fund. Effective as of July 17, 2009, the maximum investment in the Stock Fund by each Participant shall, at the time of the Participant’s election, in no event exceed 10% of the Participant’s Account balance. Participants who are invested in the Stock Fund in excess of the 10% maximum limit as of July 17, 2009, may continue to hold the amount of Stock in excess of the 10% maximum after July 17, 2009, but shall not be eligible to purchase additional shares of Stock unless and until their investment in the Stock Fund is less than 10%.
(B)	Subparagraph (e) of Section 10.2 shall be amended to read in its entirety as follows:
(e)	Participant Election. If available, eligible Participants may purchase Stock by electing to transfer assets from other Investment Funds to the Stock Fund. The effective date of any Stock purchases and the process and timing for such purchases shall be in accordance with uniform procedures established by the Administrator.
     3. Other Provisions. All other provisions of the Plan shall remain unamended and in full force.
     4. Authorized to Sign. The Committee has delegated authority to Ramona Doll, a member of the Committee, to execute any and all amendments approved by the Committee.

By:	/s/ RAMONA DOLL
Ramona Doll

Date: August 13, 2009

Second Amendment to the Savings & Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.	1
Prepared by Holland & Hart LLP	7/2009